VIRTU FINANCIAL CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of Virtu Financial Operating LLC)

Statement of Financial Condition
December 31, 2015

1. NATURE OF BUSINESS

Virtu Financial Capital Markets LLC (the "Company") (VFCM) is a Delaware limited liability company formed in 2003. The sole member is Virtu Financial Operating LLC (the "Parent"), a Delaware limited liability company and a wholly owned subsidiary of Virtu Financial LLC (the "Ultimate Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation, and various exchanges. The Company trades for its own account and executes on an agency basis on behalf of its 100% commonly held affiliates and non-affiliated broker dealers. The Company does not carry any customer accounts. The Company is a self-clearing broker-dealer for U.S. equities and maintains clearing memberships with the Depository Trust Company, the National Securities Clearing Corporation, the Options Clearing Corporation and is also registered as a Designated Market Maker ("DMM") in the New York Stock Exchange.

In April 2015, Virtu Financial, Inc. ("VFI") became the sole managing member of Virtu Financial LLC after completing certain reorganization transactions in order to carry on the business of Virtu Financial LLC and to conduct a public offering. VFI operates and controls all of the businesses and affairs of Virtu Financial LLC and, through Virtu Financial LLC and its subsidiaries, continues to conduct the business now conducted by such subsidiaries.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates — The Company's financial statement is prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions regarding fair value measurements including trading assets and liabilities and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ materially from those estimates.

Cash —The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

Securities Borrowing and Lending — The Company conducts securities borrowing and lending activities with external counterparties. In connection with these transactions, the Company receives or posts collateral. These transactions are typically collateralized by cash. In accordance with substantially all of its stock borrow agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Receivables and payables with the same counterparty are not offset in the statement of financial condition. For these transactions, the interest received or paid by the Company is recorded gross on an accrual basis.

Receivables from and Payables to Broker-Dealers and Clearing Organizations — Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. At December 31, 2015, receivables from and payables to broker-dealers and clearing organizations primarily represent amounts due for unsettled trades, securities failed to deliver and deposits with clearing organizations in relation to the Company's trading. The Company presents its balances on a net basis by counterparty within receivable from and payable to broker-dealers and clearing organizations when the criteria for offsetting are met.

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with several brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased— The Company carries financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased at fair value. Gains and losses arising from financial instrument transactions are recorded net on a trade-date basis.

Fair Value Measurements— At December 31, 2015, substantially all of Company's financial assets and liabilities, except for certain exchange memberships, were carried at fair value based on published market prices and are marked to market daily or were short-term in nature and were carried at amounts that approximate fair value.

The Company's assets and liabilities have been categorized based upon a fair value hierarchy in accordance with the Financial Accounting Standards Board (''FASB'') Accounting Standards Codification (''ASC'') 820-10, *Fair Value Measurements and Disclosures*. ASC 820-10 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of ''block discounts'' for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. ASC 820-10 requires a three level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Transfers in or out of hierarchy levels are recognized based on the beginning fair value of the period in which they occurred. There were no transfers of financial instruments between levels during the year ended December 31, 2015.

Derivative Instruments — Derivative instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for over-the-counter derivative instruments, principally forward contracts, are based on the values of the underlying financial instruments within the contract. The underlying derivative instruments are currencies which are actively traded.

Derivative instruments used for economic hedging purposes include forward contracts. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*; accordingly all derivative instruments are recorded at fair value.

Exchange Memberships and Stock — Exchange memberships and stock include membership seats and shares that the Company is required to hold in order to maintain certain trading privileges. The seats and shares that are required to be held are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value, in accordance with ASC 940-340, *Financial Services — Broker and Dealers*. During the year ended December 31, 2015, the Company sold exchange stock of $2,140,072. The shares that are not required to be held are marked to market. The Company's exchange memberships and stock at December 31, 2015 are valued at $1,500,000 and $314,353 ($203,867 at fair value), respectively.

Trading Income — Trading income consists of trading gains and losses that are recorded on a trade date basis and reported on a net basis. Trading income is comprised of changes in the fair value of trading assets and liabilities (i.e., unrealized gains and losses) and realized gains and losses on trading assets and liabilities.

Interest and Dividend Income/Interest and Dividend Expense — Interest income and interest expense are accrued in accordance with contractual rates. Interest income consists of interest earned on collateralized financing arrangements and on cash held by brokers. Interest expense includes interest expense from collateralized transactions, margin and related lines of credit. Dividends on financial instruments owned including those pledged as collateral and financial instruments sold, not yet purchased are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Rebates — Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement and/or removal of liquidity from the order flow in the marketplace.   Rebates are recorded on an accrual basis.

Income Taxes — The Company is a single-member limited liability company and is treated as a disregarded entity for United States (U.S.) federal, state and local income tax purposes. Accordingly, no provision for federal or state income taxes is required. The Company is included in the consolidated income tax return of the Ultimate Parent.

The Company recognizes the tax benefit from an uncertain tax position, in accordance with ASC 740, *Income Taxes*, only if it is more likely than not that the tax position will be sustained on examination by the applicable taxing authority, including resolution of the appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized from such a position is measured based on the largest benefit for each such position that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Many factors are considered when evaluating and estimating the tax positions and tax benefits. Such estimates involve interpretations of regulations, rulings, case law, etc. and are inherently complex. The Company's estimates may require periodic adjustments and may not accurately anticipate actual outcomes as resolution of income tax treatments in individual jurisdictions typically would not be known for several years after completion of any fiscal year. The Company has determined that there are no uncertain tax positions that would have a material impact on the Company's financial position as of December 31, 2015 or the results of operations or cash flows for the year ended December 31, 2015.

Recent Accounting Pronouncements

Going Concern — In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. The guidance will explicitly require management to assess an entity's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016 (fiscal year 2017 for the Company), and earlier adoption is permitted. The Company will implement this new standard on the required effective date. This ASU is not expected to impact the financial statement of the Company.

Financial assets and liabilities — In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The update intends to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information and addresses certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The new standard affects all entities that hold financial assets or owe financial liabilities and is effective for annual reporting periods (including interim periods) beginning after December 15, 2017. Early adoption of the ASU is not permitted, except for the amendments relating to the presentation of the change in the instrument-specific credit risk relating to a liability that an entity has elected to measure at fair value. The Company is currently evaluating the potential effects of the adoption of ASU 2016-01 on its financial statement.

3. FINANCIAL ASSETS AND LIABILITIES

At December 31, 2015, substantially all of the Company's financial assets and liabilities, except for certain exchange memberships, were carried at fair value based on published market prices and are marked to market daily or were short-term in nature and were carried at amounts that approximate fair value.

The following table summarizes all financial instruments at fair value on a recurring basis, within the fair value hierarchy levels as of December 31, 2015:

	December 31, 2015			
Assets	**Quarted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total Fair Value**
Financial instruments owned				
Equity securities	$ 88,599	$ -	$ -	$ 88,599
	$ 88,599	$ -	$ -	$ 88,599
Other assets				
Exchange stock	$ 203,867	$ -	$ -	$ 203,867
	$ 203,867	$ -	$ -	$ 203,867
Liabilities	**December 31, 2015**			
Financial instruments sold, not yet purchased				
Equity securities	$ 42,342	$ -	$ -	$ 42,342
	$ 42,342	$ -	$ -	$ 42,342

The financial assets and liabilities including securities borrowed, accounts payable and accrued expenses, and due to affiliates are considered Level 2. The financial asset of cash is considered Level 1.

The Company does not net securities borrowed and securities loaned, which are presented on a gross basis in the statement of financial condition. In the tables below, the amounts of financial instruments

owned that are not offset in the statement of financial condition, but could be netted against financial liabilities with specific counterparties under legally enforceable master netting agreements in the event of default, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these financial instruments.

The following tables set forth the gross and net amounts of financial assets and of financial liabilities as of December 31, 2015.

			December 31, 2015			
				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized	Gross Amounts Offset in the Statement of	Net Amounts of Assets Presented in the Statement of	Financial Instruments	Cash Collateral	
Offsetting of Financial Assets:	Assets	Financial Condition	Financial Condition	Received as Collateral	Received	Net Amount
Securities borrowed	$ 14	$ -	$ 14	$ (14)	$ -	$ -

4. DERIVATIVE INSTRUMENTS

As of December 31, 2015, the Company does not have derivative instruments.

5. RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2015, consist of the following:

Assets		
Due from prime brokers	$	999,900
Unsettled Trades		31,639
Deposits with clearing organizations		136,997
Securities failed to deliver		18,857
Total receivables from broker-dealers and clearing organizations	$	1,187,393
Liabilities		
Securities failed to receive	$	1,768
Total payables to broker-dealers and clearing organizations	$	1,768

6. COLLATERALIZED TRANSACTIONS

The Company enters into securities borrowing and lending transactions and agreements to obtain securities for settlement and to earn residual interest rate spreads. Under these transactions, the Company either receives or provides collateral, including U.S. equity shares. Under many agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to enter into securities lending transactions or deliver these securities to counterparties to cover short positions. The fair value of securities received as collateral at December 31, 2015 was $71.

7. CONCENTRATION OF RISK

The Company maintains U.S. checking accounts with balances frequently in excess of $250,000. The Federal Deposit Insurance Corporation (FDIC) insures combined accounts up to $250,000.

Credit Risk — Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company is subject to credit risk to the extent that the broker-dealers may be unable to fulfill their obligations either to return the Company's securities or repay amounts owed. In the normal course of its investment activities, the Company may be required to pledge securities as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities if the Company is unable to meet its margin requirements. All listed securities are cleared through and held in custody by the Company's prime brokers, custodians, and securities lending counterparties. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk.

Currency Risk — Though predominantly invested in U.S. dollar-denominated investments, the Company may invest in securities or maintain cash denominated in currencies other than the U.S. dollar. The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner that has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the U.S. dollar.

Market Risk — The Company is exposed to market risks that arise from equity price risk, foreign currency exchange rate fluctuations and changes in commodity prices. Management has established procedures to actively monitor and minimize market and credit risks. In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to the period end.

8. SHORT-TERM BORROWINGS

The Company has available a line of credit to meet margin requirements and to post securities as collateral. The Company did not have any outstanding balance on the line of credit at December 31, 2015. The interest rate at December 31, 2015 was 1.25% per annum. As of December 31, 2015, the Company did not have any outstanding principal balance on the demand promissory notes.

9. RELATED-PARTY TRANSACTIONS

The Company incurred service fees paid to related entities (the Parent, the Ultimate Parent, VFH Parent LLC, Virtu Financial Services LLC, and Blueline Comm LLC, referred to collectively as the "Providers") under common control. At December 31, 2015, the Company has an agreement with the Providers for technology and administrative services based on an intercompany service agreement. The agreement may be terminated without cause or further obligation by the Company with 30-days written notice. The Company did not have any outstanding service fee payable at December 31, 2015.

The Company entered into an agreement with related parties under common control of the Parent whereby the related parties send orders of equity securities through the Company's electronic trading system for execution on the various stock exchanges that the Company is a member of on an agency basis. Upon execution of such trades, the positions are immediately transferred over to the sender of the order and the Company is not liable for or holds any positions executed on behalf of the related entities. The commissions under this arrangement were $0.0020 per share as of December 31, 2015. In addition to the commissions charged, the Company has the right under this arrangement to be reimbursed from the related parties for the execution and clearance fees incurred in connection with the corresponding agency trades.

The Company enters into forward contracts with related parties under common control of the Parent. These contracts are subject to an agreement approved by the ISDA between the Company and the related party.

The Company makes loans to and receives loans from affiliates in the ordinary course of business. The loans do not bear any interest. At December 31, 2015, the Company has a payable to its Parent and affiliates of $828,352 related to such loans.

VFI's Board of Directors and stockholders adopted the 2015 Management Incentive Plan, which provides for the grant of stock options, restricted stock units, and other share based awards. The Company is allocated expense relating to the share based awards under 2015 Management Incentive Plan that are granted to employees of the Ultimate Parent and its subsidiaries as share-based compensation awards. The awards vest immediately or up to a period of 4 years, in each case subject to repurchase provisions upon certain termination events. These awards are accounted for as equity awards on the books of the Ultimate Parent and are measured at fair value on the date of grant, and participate in dividends declared by VFI's Board of Directors.

Prior to VFI's initial public offering, the Ultimate Parent issued equity interests to Virtu Employee Holdco LLC, which holds the interests on behalf of, and issued equivalent interest to, employees of the Ultimate Parent and its subsidiaries. The awards vest immediately or up to a period of 4 years and upon a sale, IPO or certain other capital transaction of the Ultimate Parent, in each case subject to repurchase provisions upon certain termination events. These awards are accounted for as equity awards on the books of the Ultimate Parent and are measured at fair value on the date of grant and holders of these interests share in distributions of available cash flow of the Ultimate Parent based on the ratio of interests held to the total number of certain interests outstanding. These equity interests were reclassified into non-voting common interest units at the Ultimate Parent in connection with the initial public offering.

During the year ended 2015, the Parent made a non-cash contribution in the form of exchange stock consisting of 20,916 shares at a price of $90.78 per share, with a total value of $1,898,754 and was recorded as an increase to member's equity. The Company subsequently sold these shares.

For the year ended December 31, 2015, the Company paid $10,000,000 in cash distributions to the Parent.

10. CONTINGENCIES

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. The Company has also been, is currently, and may in the future be, the subject of one or more regulatory or self-regulatory organization enforcement actions, including but not limited to targeted and routine regulatory inquiries and investigations involving Regulation NMS, Regulation SHO, capital requirements and other domestic and foreign securities rules and regulations. The ultimate effect on the Company from certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions or other relief, and the Company's business or reputation could be negatively impacted if it were determined that disciplinary or other enforcement actions were required. The ultimate effect on the Company from the pending proceedings and claims, if any, is presently unknown. Where available information indicates that it is probable a liability had been incurred at the date of the financial statement and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income.

Based on information currently available, management believes that the resolution of any known matters will not result in any material adverse effect on the Company's financial position, results of operations or cash flows.

Consistent with standard business practices in the normal course of business, the Company has provided general indemnifications to its managers, officers, employees, and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such persons under certain circumstances as more fully disclosed in its operating agreement. The overall maximum amount of the obligations (if any) cannot reasonably be estimated as it will depend on the facts and circumstances that give rise to any future claims.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances. At December 31, 2015, the Company had net capital of $8,462,304, which was $7,462,304 in excess of its required net capital of $1,000,000.

Pursuant to NYSE and NYSE MKT (formerly NYSE Amex) rules, the Company is also required to maintain $1,895,757 of capital in connection with the operation of the Company's DMM business as of December 31, 2015. The required amount is determined under the exchange rules as the greater of $1 million or 15% of the market value of 60 trading units for each symbol in which the Company is registered as the DMM.

12.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in its financial statement through the date of the report, and has not identified any recordable events, not otherwise reported in this financial statement or the notes thereto, except for the following:

From January 1, 2016 to February 29, 2016, the Company paid distributions to its member in the amount of $1,500,000.